Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ESSENDANT INC.

at

$12.80 Net Per Share

Pursuant to the Offer to Purchase dated September 24, 2018

by

EGG MERGER SUB INC.,

a direct wholly owned subsidiary of

EGG PARENT INC.

and an affiliate of

STAPLES, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE (1) MINUTE AFTER 11:59 P.M.,

NEW YORK CITY TIME, ON OCTOBER 22, 2018, UNLESS THE OFFER IS EXTENDED.

September 24, 2018

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Egg Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Egg Parent Inc., a Delaware corporation (“Parent”), to act as Information Agent in connection with the Offer (as defined below) being made pursuant to the Agreement and Plan of Merger, dated as of September 14, 2018 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Essendant Inc., a Delaware corporation (the “Company”), Parent, Purchaser and Staples, Inc., a Delaware corporation and an affiliate of Parent and Purchaser. Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”) of the Company at a purchase price of $12.80 per Share, net to the seller in cash, without interest, subject to any deduction or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2018 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is subject to the satisfaction of the Minimum Condition (as defined in the Offer to Purchase) and the other conditions described in the Offer to Purchase. See Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase.

2.

The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, which includes a Substitute IRS Form W-9 relating to backup federal income tax withholding.

3.	The Company’s Solicitation/Recommendation Statement on Schedule 14D-9.

4.

A Notice of Guaranteed Delivery to be used to accept the Offer if (i) certificates evidencing the Shares are not immediately available, (ii) time will not permit the certificates and all other required documents to be delivered to Equiniti Trust Company (the “Depositary”) prior to the expiration of the Offer or (iii) the procedure for delivery by book-entry transfer cannot be completed on a timely basis.

5.

A form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

6.	A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one (1) minute after 11:59 p.m., New York City time, on October 22, 2018, unless the Offer is extended. Previously tendered Shares may be withdrawn at any time until the Offer has expired.

For Shares to be validly tendered pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and either the certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer (described in Section 3 of the Offer to Purchase) and a Book-Entry Confirmation (as defined in Section 3 of the Offer to Purchase) must be received by the Depositary, in each case prior to the expiration of the Offer, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures (described in Section 3 of the Offer to Purchase), all in accordance with the Offer to Purchase and the Letter of Transmittal.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

D.F. King & Co., Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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